

Mail Stop 4631

September 30, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Daniel Khesin, President
Divine Skin Inc.
1135 Kane Concourse, 6TH Floor
Bay Harbor, Florida 33154

        RE: Divine Skin Inc.
                   Amendment No. 3 to Registration Statement on Form 10
                   Filed September15, 2009
                   File No. 0-53680

Dear Mr. Khesin:

       We have reviewed this filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please revise your disclosure to provide more information about the entities that conducted the studies you cite. For instance, disclose whether these companies created the products that were subject of the studies, any affiliation between you and these companies, whether the studies are widely and publicly available, and whether these companies consented to being named in this registration statement.

Management's Discussion and Analysis, page 16

2. You state on page 20 that as a result of the various fluctuations discussed above, net income increased to $55,385 for the six months ended June 30, 2009, from $38,353 pro-forma net income for the year-ago period. Please be advised you should not directly compare actual results with pro forma information. In future filings, please compare net income for the relevant periods.

Results of Operations, page 18

Financial Position, page 21

3. You state that the "increased inventory level on hand at June 30, 2009, represents approximately 77% of COGS or a 9 month supply based on the sell through rate achieved for the six months ended June 30, 2009." Please tell us how you have calculated the 77% and why a nine-month supply is appropriate given current sales and your operating environment.

4. You state on page 22 that management has concluded that no impairment reserves on inventory are required at June 30, 2009, due apparently to the long shelf life of your product. Please note that a long shelf life does not preclude impairment, nor is it the only factor involved in such an impairment analysis. Given that inventory to quarterly cost of goods sold is 301% and 274% for the first and second quarters of 2009, respectively, and sales were down for the second quarter of 2009, please tell us how you have otherwise determined that your inventory asset is recoverable.

June 30, 2009 Financial Statements

5. Please revise your footnotes to include the disclosure required by paragraphs 12-14 of SFAS 165.

Note 5. Other Assets, page F-11

6. We have read your response to comment 4 in our letter dated August 12, 2009. You have told us that the amount reflected on the cash flow statement as "Advances to Related Parties" reflects the change in reported assets between December 31, 2008 and March 31, 2009, and that at March 31, 2009, the asset amounts were eliminated in consolidation and reported as $0. It appears that if the asset balance was eliminated in consolidation at March 31, 2009, then the accompanying cash advance should have also been eliminated at the same time. Please advise.

Form 10-Q/A for the period ended June 30, 2009

Item 4T. Controls and Procedures, page 26

7. You state that your principal executive officer and principal accounting officer concluded that the Company's disclosure controls and procedures are "in fact, effective at this reasonable assurance level as of the end of the period covered by

this report." In future filings, please remove the words "in fact" from this sentence.

8. You state there were no changes in your internal controls or in other factors during the period covered by this report that have materially affected or are likely to materially affect the Company's internal controls over financial reporting. Please revise future filings to conform to the language required by Item 308(c) of Regulation S-K, that is, that there were no changes in internal control over financial reporting during the period covered by this report that have materially affected or are likely to materially affect the Company's internal control over financial reporting.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or in her absence Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding the financial statements. Please contact Errol Sanderson, Financial Analyst, at (202) 551- 3746 or Craig Slivka, Special Counsel with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Brian A. Pearlman
Roetzel & Andress, LPA
100 S. E. Third Avenue, 8th Floor
Fort Lauderdale, Florida 33394